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STEVEN M. LOEB
CRAIG B. BROD
NICOLAS GRABAR
DAVID E. BRODSKY
RICHARD J. COOPER
JEFFREY S. LEWIS
PAUL J. SHIM
STEVEN L. WILNER
ANDRES DE LA CRUZ
DAVID C. LOPEZ
MICHAEL A. GERSTENZANG
LEV L. DASSIN
JORGE U. JUANTORENA
MICHAEL D. WEINBERGER
DAVID LEINWAND
DIANA L. WOLLMAN
JEFFREY A. ROSENTHAL
MICHAEL D. DAYAN
CARMINE D. BOCCUZZI, JR.
JEFFREY D. KARPF
KIMBERLY BROWN BLACKLOW
ROBERT J. RAYMOND
FRANCISCO L. CESTERO
FRANCESCA L. ODELL
WILLIAM L. MCRAE
JASON FACTOR
JOON H. KIM
MARGARET S. PEPONIS
LISA M. SCHWEITZER
JUAN G. GIRÁLDEZ
DUANE MCLAUGHLIN
BREON S. PEACE
CHANTAL E. KORDULA

BENET J. O'REILLY
ADAM E. FLEISHER
SEAN A. O'NEAL
GLENN P. MCGRORY
MATTHEW P. SALERNO
MICHAEL J. ALBANO
VICTOR L. HOU
ROGER A. COOPER
AMY R. SHAPIRO
JENNIFER KENNEDY PARK
ELIZABETH LENAS
LUKE A. BAREFOOT
JONATHAN S. KOLODNER
DANIEL ILAN
MEYER H. FEDIDA
ADRIAN R. LEIPSIC
ELIZABETH VICENS
ADAM J. BRENNEMAN
ARI D. MACKINNON
JAMES E. LANGSTON
JARED GERBER
COLIN D. LLOYD
COREY M. GOODMAN
RISHI ZUTSHI
JANE VANLARE
DAVID H. HERRINGTON
KIMBERLY R. SPOERRI
AARON J. MEYERS
DANIEL C. REYNOLDS
AUDRY X. CASUSOL
ABENA A. MAINOO
HUGH C. CONROY, JR.
JOSEPH LANZKRON

MAURICE R. GINDI
KATHERINE R. REAVES
RAHUL MUKHI
ELANA S. BRONSON
MANUEL SILVA
KYLE A. HARRIS
LINA BENSMAN
ARON M. ZUCKERMAN
KENNETH S. BLAZEJEWSKI
MARK E. MCDONALD
F. JAMAL FULTON
RESIDENT PARTNERS

SANDRA M. ROCKS
JUDITH KASSEL
PENELOPE L. CHRISTOPHOROU
BOAZ S. MORAG
MARY E. ALCOCK
HEIDE H. ILGENFRITZ
ANDREW WEAVER
HELENA K. GRANNIS
JOHN V. HARRISON
NEIL R. MARKEL
LAURA BAGARELLA
JONATHAN D.W. GIFFORD
SUSANNA E. PARKER
DAVID W.S. YUDIN
RESIDENT COUNSEL

LOUISE M. PARENT
OF COUNSEL

Writer's Direct Dial: +1 (212) 225-2414
E-Mail: ngrabar@cgsh.com

April 8, 2021

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re: Companhia Paranaense de Energia – Copel
Schedule TO-I
Filed on March 22, 2021
File No. 005-52511

Dear Mr. Afshar:

On behalf of our client Companhia Paranaense de Energia – Copel ("Copel" or the "Company"), we are providing the Company's responses to the comments raised by the staff of the Securities and Exchange Commission (the "Staff") in its comment letter dated March 26, 2021 regarding Copel's combined Schedule TO-I and Schedule 13E-3, initially filed on March 22, 2021 (as amended, the "Combined Schedule"). The Combined Schedule relates to an offer by the Company to the holders of preferred class B shares of Copel, no par value (the "Preferred Class B Shares"), including Preferred Class B Shares represented by American Depositary Shares (the "Preferred ADSs"), to convert five Preferred Class B Shares into one unit, consisting of four Preferred Class B Shares and one common share of Copel (the "Units") (the "Conversion Offer").

Copel's responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated March 26, 2021. For ease of reference, we have set forth the Staff's comments and Copel's response for each item below.

Concurrently with the delivery of this letter, Copel is filing an amendment ("Amendment No. 1") to its Combined Schedule, containing a revised Offer to Convert (the "Revised Offer to Convert") as Exhibit (a)(1)(A). The Revised Offer to Convert contains the revisions described in this letter. For your convenience, we are sending you by email, together with this letter, a courtesy copy of Amendment No. 1 and the Revised Offer to Convert marked to show changes from the prior filing.

Capitalized terms used but not defined herein have the meanings given to them in the Revised Offer to Convert. All page references in the following responses correspond to the page numbers in the Revised Offer to Convert, unless otherwise indicated.

Schedule TO-I

1. **We note that you have selected the box indicating that this transaction is a "going private transaction subject to Rule 13e-3." Although a combined Schedule TO and Schedule 13E-3 filing under cover of Schedule TO is permitted pursuant to General Instruction J, both schedules must be identified in the cover page of the combined filing and the EDGAR filing tag must identify both schedules. See Release No. 34-42055 (Oct. 22, 1999) at footnotes 143 and 144. Please revise accordingly, as both the filing's cover page and EDGAR tag currently only reflect a Schedule TO.**

   The cover page of Amendment No. 1 has been revised to identify it as both a Schedule TO and a Schedule 13E-3, and Amendment No. 1 has been filed with an EDGAR filing tag identifying both Schedules.

Item 10

2. **Financial information has been incorporated by reference from the Offer to Convert, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F to Schedule TO, an express reference must be made to a document that explicitly contains the required information. Under Item 12 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.**

   In response to the Staff's comment, Copel has amended the "Schedule TO Item 10. Financial Statements" line item in Amendment No.1 to expressly incorporate by reference the Annual Report on Form 20-F of Copel for the year ended December 31, 2019 and the Form 6-K of Copel furnished to the SEC on December 9, 2020, and has amended the exhibit list under the "Schedule TO Item 12. Exhibits" line item accordingly.

Item 13

3. **We note that the "Schedule 13E-3 Item 7. Purposes, Alternatives, Reasons and Effects" line item incorporates by reference Section 15 of the Offer to Convert. That section does not appear to include the disclosures required by Item 1013(b), (c) and (d) of Regulation M-A. Please either advise us as to where in the Offer to Convert those disclosures are set forth or revise the Offer to Convert to include such disclosures. Please also revise Item 13 of the Schedule TO to incorporate by reference those disclosures from the appropriate section of the Offer to Convert. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 7 be disclosed in the statement sent to security holders.**

   In response to the Staff's comment, Copel has amended the "Schedule 13E-3 Item 7. Purposes, Alternatives, Reasons and Effects" line item in Amendment No. 1 to incorporate by reference the new section entitled "Special Factors—Section 1—Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer."

   Copel has also amended the first paragraph under the new section entitled "Special Factors—Section 1—Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer" on page 14 of the Revised Offer to Convert to include the disclosures required by Item 1013(b), (c) and (d) of Regulation M-A.

4. **We note that paragraphs (a), (b), (c), (d) and (e) of the "Schedule 13E-3 Item 8. Fairness of the Transaction" line item incorporate by reference Section 16 of the Offer to Convert. Paragraph (d) also incorporates by reference Section 15 of the Offer to Convert, and paragraph (f) states "Not applicable." Those sections of the Offer to Convert do not appear to include the disclosures required by Item 1014(c), (d) and (f) of Regulation M-A. Please either advise us as to where in the Offer to Convert those disclosures are set forth or revise the Offer to Convert to include such disclosures. Please also revise Item 13 of the Schedule TO to incorporate by reference those disclosures from the appropriate section of the Offer to Convert. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 8 be disclosed in the statement sent to security holders.**

   Copel has amended paragraph (f) under the line item "Schedule 13E-3 Item 8. Fairness of the Transaction" in Amendment No. 1 to incorporate by reference the new section entitled "Special Factors—Section 2—Fairness of the Conversion Offer" of the Revised Offer to Convert.

   Copel has amended the final paragraphs under the new section entitled "Special Factors—Section 2—Fairness of the Conversion Offer" on page 17 of the Revised

Offer to Convert to include the disclosures required by Item 1014(c), (d) and (f) of Regulation M-A.

5. **We note that the "Schedule 13E-3 Item 9. Reports, Opinions, Appraisals and Negotiations" line item does not include cross references to any sections of the Offer to Convert. Please either advise us as to where in the Offer to Convert the disclosures required by Item 1015 of Regulation M-A are set forth or revise the Offer to Convert to include such disclosures. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 9 be disclosed in the statement sent to security holders.**

   Copel has included disclosures required by Item 1015 of Regulation M-A in a new section entitled "Special Factors—Section 3—Reports, Opinions, Appraisals and Negotiations" to the Revised Offer to Convert, and has revised line item "Schedule 13E-3 Item 9. Reports, Opinions, Appraisals and Negotiations" in Amendment No. 1 to include cross references to this new section.

6. **Pursuant to Item 15 of Schedule 13E-3, please furnish the information required by Item 1011(c) of Regulation M-A. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 15 be disclosed at least in the Schedule 13E-3.**

   In response to the Staff's comment, Copel has added a "Schedule 13E-3 Item 15. Additional Information" line item to Amendment No. 1.

<u>Exhibit (a)(1)(A) – Offer to Convert</u>

<u>General</u>

7. **Please revise the Offer to Convert to comply with Rule 13e-3(e)(ii).**

   Copel has amended the Offer to Convert to include a "Special Factors" section in the Revised Offer to Convert to comply with Rule 13e-3(e)(ii).

8. **Please disclose the information required by Rule 13e-3(e)(iv) in the appropriate section of the Offer to Convert.**

   Copel has amended the seventh paragraph under the "Introduction" section on page 13 of the Revised Offer to Convert to disclose the information required by Rule 13e-3(e)(iv).

9. **We note the following statement on page 7 of your exemptive request letter dated March 17, 2021, available at https://www.sec.gov/divisions/corpfin/cf-noaction/2021/copel-incoming-letter-031721.pdf: "[T]he Company believes that the Schedule TO adequately discloses any risks of participating in the**

Brazilian Offer." Please either identify such risk disclosure in your response letter or revise the Offer to Convert to include such risk disclosure.

Copel has amended the fourth full paragraph of the page 2 of the Revised Offer to Convert to include the risk disclosure referenced in the exemptive request letter.

10. **We note the following statements throughout the Offer to Convert:**

   - **"If the Conversion Offer is completed, all outstanding Preferred ADSs will represent Units."**
   - **"If the Common Conversion Offer is completed, all outstanding Common ADSs will represent Units."**
   - **"The Preferred ADS Deposit Agreement and the Common ADS Deposit Agreement will each be amended to provide, effective upon the completion of the Conversion Offers, for a single A&R Deposit Agreement, and each ADS will represent one Unit."**

   Please revise or supplement these statements to clarify, if true, that Preferred ADSs and Common ADSs will be converted into Unit ADSs at the same five-to-one ratio as Preferred Class B Shares and Common Shares tendered into the Conversion Offers in exchange for Units.

   In response to the Staff's comment, Copel has supplemented the statements above throughout the Revised Offer to Convert to clarify that five Preferred ADSs or Common ADSs will become one Unit ADS.

11. **See the preceding comment. Given the five-to-one conversion ratio, please clarify, in the appropriate section of the Offer to Convert, the consideration that holders of Preferred ADSs and/or Common ADSs will receive if the number of Preferred Class B Shares and/or Common Shares represented by such ADSs is not an integral multiple of five.**

   In response to the Staff's comment, Copel has clarified in (i) the final paragraph on page 2 of the Revised Offer to Convert, (ii) the paragraph entitled "Conversion of Preferred ADSs" of the "Summary Term Sheet" on page 5 of the Revised Offer to Convert, and (iii) the first paragraph under the "Holders of Preferred ADSs" heading of the "Conversion Offer—Section 2—Procedures for Accepting the Conversion Offer and Converting Preferred Class B Shares" section beginning on page 21 of the Revised Offer to Convert that the ADS Depositary will sell any excess Preferred Class B Shares or Common Shares necessary to reduce such Preferred Class B Shares or Common Shares to an integral multiple of five and distribute the cash proceeds resulting from that sale to each applicable holder of Preferred Class B Shares or Common Shares.

Summary Term Sheet, page 1 of the Offer to Convert

12. **We note the following statement on page 4 and repeated elsewhere in the Offer to Convert: "If the Unitization is completed, the Preferred ADSs will become Unit ADSs and will continue to be listed." This implies a continuity in listing between the Preferred ADSs and the Unit ADSs, rather than a delisting of the Preferred ADSs followed by a new listing of the Unit ADSs. We note, however, that page 4 of your exemptive request letter indicates that "[i]f the Conversion Offers are consummated, Unit ADSs will trade on the NYSE, and Class B ADSs will no longer trade on the NYSE." Please advise or revise your disclosure appropriately.**

Copel has amended (i) the response to the question "Will the Preferred ADSs be delisted from the NYSE" in the "Summary Term Sheet" on page 8 of the Revised Offer to Convert, (ii) the sixth paragraph under the Introduction on page 12 of the Revised Offer to Convert, (iii) the first full paragraph on page 29 of the Revised Offer to Convert under "Conversion Offer—Section 8—Certain Information About the Preferred Class B Shares and the Common Shares", and (iv) the first paragraph following the "Plans for Copel Immediately After the Conversion Offer" heading under the new section entitled "Special Factors—Section 1— Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer" of the Revised Offer to Convert to clarify that, if the Conversion Offers are consummated, Unit ADSs will trade on the NYSE, and Copel expects that Unit ADSs will be its only equity securities trading on the NYSE following the completion of the Conversion Offer and that Preferred ADSs will no longer trade on the NYSE.

13. **Page 6 discloses certain trading prices of the Preferred Class B Shares on the NYSE. With a view towards disclosure, please clarify whether the Preferred Class B Shares are listed on the NYSE, as the last two paragraphs on page 18 indicate that the Preferred Class B Shares are listed on B3 and only the Preferred ADSs are listed on the NYSE.**

The Preferred Class B Shares are not listed on the NYSE. In the Revised Offer to Convert, Copel has removed the first paragraph of the response to the question "What is the market value of the Preferred Class B Shares and Preferred ADSs as of a recent date" (which provided trading prices for Preferred Class B Shares translated into dollars).

Section 2. Procedures for Accepting the Conversion Offer and Converting Preferred Class B Shares, page 4 of the Offer to Convert

14. **Given the Conversion Offer's five-to-one conversion ratio, please clarify whether Preferred Shareholders must tender a number of Preferred Class B Shares that is an integral multiple of five or if fractional Units will be issued if a Preferred Shareholder tenders a number of Preferred Class B Shares that is not an integral multiple of five.**

Copel has amended the first paragraph under "Conversion Offer—Section 2—
Procedures for Accepting the Conversion Offer and Converting Preferred Class B
Shares" on page 21 of the Revised Offer to Convert to clarify that any Preferred
Shareholder that wishes to elect to convert its Preferred Class B Shares into Units
in the Conversion Offer must tender a number of Preferred Class B Shares that is
an integral multiple of five.

15. **On page 12, you indicate that your determinations as to "the form of
documents and the validity, form, eligibility and acceptance" of tendered
Preferred Class B Shares and Preferred ADSs and your "interpretation of
the terms of the Conversion Offer" will be "final and binding" on all parties.
Please revise these statements to remove the implication that shareholders
may not challenge your determinations in a court of competent jurisdiction.
Please also make corresponding revisions the similar statement on page 13.**

In response to the Staff's comment, each time language in the Offer to Convert
appears concerning the final and binding nature of Copel's determinations as to
"the form of documents and the validity, form, eligibility and acceptance" of
tendered Preferred Class B Shares and Preferred ADSs and "interpretation of the
terms of the Conversion Offer," Copel has added the following language to the
end of such sentence: ", subject to a shareholder's right to challenge our
determination in a court of competent jurisdiction."

**Section 4. Condition to Conversion Offer and Effectiveness of Conversion, page 13
of the Offer to Convert**

16. **We note the following statement: "The Conversion Offer is conditioned on
the aggregate number of Units issuable as a result of the Conversion Offers
(taken together) attaining 229,122,878." Please disclose whether the Units
represented by Unit ADSs that are convertible from Preferred ADSs and
Common ADSs at the Expiration Date will be included in the calculation of
"the aggregate number of Units issuable" for purposes of determining
whether the Minimum Participation Condition has been met.**

In response to the Staff's comment, Copel has amended (i) the
first paragraph under "Conversion Offer—Section 4—Condition to Conversion
Offer and Effectiveness of Conversion" on page 23 of the Revised Offer to
Convert, (ii) the paragraph entitled "Conditions" under the "Summary Term
Sheet" on page 5 of the Revised Offer to Convert, (iii) the fifth paragraph under
the "Introduction" on page 12 of the Revised Offer to Convert, and (iv) the first
paragraph of the response to the question "Are there
any conditions to the Conversion Offer" in the "Summary Term Sheet" on page 8
of the Revised Offer to Convert to clarify that the Units represented by Unit ADSs
that are convertible from Preferred ADSs and Common ADSs at the Expiration
Date will be included in the calculation of "the aggregate number of Units

issuable" for purposes of determining whether the Minimum Participation Condition has been met.

17. **Please also revise your disclosure to clarify the date as of which satisfaction of the Minimum Participation Condition will be measured. Note that all offer conditions other than conditions related to receipt of regulatory approvals necessary to consummate the offer must be satisfied or waived as of the expiration of the offer.**

In response to the Staff's comment, Copel has amended (i) the first paragraph under "Conversion Offer—Section 4—Condition to Conversion Offer and Effectiveness of Conversion" on page 23 of the Revised Offer to Convert, (ii) the paragraph entitled "Conditions" under the "Summary Term Sheet" on page 5 of the Revised Offer to Convert, (iii) the fifth paragraph under the "Introduction" on page 12 of the Revised Offer to Convert, and (iv) the first paragraph of the response to the question "Are there any conditions to the Conversion Offer" in the "Summary Term Sheet" on page 8 of the Revised Offer to Convert to clarify that satisfaction of the Minimum Participation Condition will be measured as of the Expiration Date.

18. **You indicate that 229,122,878 Units would represent "approximately 60% of the total capital stock, excluding from the denominator all shares owned by the State." Please clarify how this percentage is being calculated. For example, if the numerator is the number of Preferred Class B Shares and Common Shares represented by such Units and the denominator is the aggregate number of Preferred Class B Shares and Common Shares outstanding (including those represented by Units and those not represented by Units), please disclose as much.**

In response to the Staff's comment, Copel has amended (i) the first paragraph under "Conversion Offer—Section 4—Condition to Conversion Offer and Effectiveness of Conversion" on page 23 of the Revised Offer to Convert, (ii) the paragraph entitled "Conditions" under the "Summary Term Sheet" on page 5 of the Revised Offer to Convert, (iii) the fifth paragraph under the "Introduction" on page 12 of the Revised Offer to Convert, and (iv) the first paragraph of the response to the question "Are there any conditions to the Conversion Offer" in the "Summary Term Sheet" on page 8 of the Revised Offer to Convert, to clarify how the percentage is calculated.

19. **You indicate that you "will determine whether all conditions to the Conversion Offer have been met" promptly following the Expiration Date. Please advise us whether there are any conditions to the Conversion Offer other than the Minimum Participation Condition. If so, please disclose such additional conditions in this section of the Offer to Convert.**

Copel has amended (i) the third paragraph under "Conversion Offer—Section

4—Condition to Conversion Offer and Effectiveness of Conversion" on page 23 of the Revised Offer to Convert, and (ii) the second paragraph in the response to the question "Are there any conditions to the Conversion Offer" in the "Summary Term Sheet" on page 8 of the Revised Offer to Convert to clarify that there are no other conditions to the Conversion Offer other than the Minimum Participation Condition.

Section 5. Fees and Expenses, page 13 of the Offer to Convert

20. Please provide the disclosure required by Item 1007(c) of Regulation M-A.

Copel has amended the "Conversion Offer—Section 5—Fees and Expenses," section in the Revised Offer to Convert to include the disclosure required by Item 1007(c) of Regulation M-A.

Section 6. Issuance of Units, page 14 of the Offer to Convert

21. We note the following statement: "It will take up to five business days after the Expiration Date for you to receive the Units to be delivered in connection with the conversion of your Preferred Class B Shares." Please provide us with your analysis as to how the Conversion Offer complies with the prompt payment provision of Rule 14e-1(c). In responding to this comment please refer to Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45. We also note that page 6 of your exemptive request letter states that "[h]olders will receive Units and Unit ADSs to be issued and delivered in connection with the conversion of Class B Preferred Shares and Preferred ADSs, respectively, no later than three Business Days after expiration of the Class B Conversion Offer."

Copel expects settlement and delivery of Units to occur on the third Brazilian business day following expiration. When the exemptive request letter was submitted, the Conversion Offers were scheduled to be launched early in the week of March 15, 2021, and the third Brazilian business day following expiration would also have been the third U.S. business day following expiration. However, after the exemptive request letter was submitted, the launch date was moved to March 22, and because of that change, the day immediately following the expiration date falls on a national holiday in Brazil, April 21, on which the stock exchange B3 and the clearing systems will be closed. As a result, settlement is expected to be on the fourth U.S. business day following expiration. Copel has modified the disclosure in the Revised Offer to Convert to clarify when settlement is expected to occur.

Section 10. Description of Capital Stock, page 21 of the Offer to Convert

22. **Please revise this section to clarify whether holders of Units will be entitled to the various rights assigned to the Preferred Class B Shares and Common Shares underlying their Units that are described in this section.**

Copel has amended the first paragraph under "Conversion Offer—Section 9—Description of Capital Stock" of the Revised Offer to Convert to clarify that Holders of Units will be entitled to exercise all the rights of the Preferred Class B Shares and Common Shares underlying their Units.

Section 14. Selected Financial Information, page 37 of the Offer to Convert

23. **We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2), (3) and (5). See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.**

In response to the Staff's comment, Copel has amended and supplemented the "Conversion Offer—Section 13—Selected Financial Information" section in the Revised Offer to Convert to include the information required by Item 1010(c)(2), (3) and (5).

Section 16. Fairness of the Conversion Offer, page 40 of the Offer to Convert

24. **The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13, 1981). Please revise this section to either include a discussion of each factor described in Instruction 2 to Item 1014 or explain why each such factor was not deemed material or relevant.**

In response to the Staff's comment, Copel has amended the new section entitled "Special Factors—Section 2—Fairness of the Conversion Offer" in the Revised Offer to Convert to include a discussion of each factor listed in Instruction 2 to Item 1014 of Regulation M-A.

25. **Please revise paragraph (i) of this section to clarify how your financial condition and results of operation supports your belief that the Conversion Offer is fair to your unaffiliated holders. See Instruction 3 to Item 1014 of Regulation M-A.**

In response to the Staff's comment, Copel has amended the new section entitled "Special Factors—Section 2—Fairness of the Conversion Offer" in the Revised Offer to Convert to clarify that it does not consider its financial condition and results of operation as relevant to its analysis of whether the Conversion Offer is fair to its unaffiliated holders.

Section 21. Miscellaneous, page 42 of the Offer to Convert

26. **We note the following statement: "If, after making such good faith effort, we cannot comply with any such law, the Conversion Offer will not be made to (nor will elections to convert Preferred Class B Shares be accepted from or on behalf of) the holders of Preferred Class B Shares in that jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Preferred Class B Shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Release No. 34-58597 (September 19, 2008).**

In response to the Staff's comment, Copel has revised the statement above under "Conversion Offer—Section 18—Miscellaneous" of the Revised Offer to Convert to remove the implication that tendered Preferred Class B Shares will not be accepted from all shareholders.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact me at (212) 225-2414.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP



By:_____

Nicolas Grabar, a Partner

Cc: Daniel Pimentel Slaviero, Chief Executive Officer, Copel

Francesca Odell
Glenn McGrory
M. Rita Sobral
Xiao Ye (Sophia) Yang
   Cleary Gottlieb Steen & Hamilton